Eurasian Minerals Inc. NEWS RELEASE Eurasian Minerals Announces New Management Appointments

Vancouver, British Columbia, September 28, 2012 (TSX Venture: EMX; NYSE MKT: EMXX) –Eurasian Minerals Inc. (the “Company” or “EMX”) is pleased to announce the appointment of Jan N. Steiert to the newly-created position of Chief Legal Officer, and the in-house transitions of Jim Stinson to the position of Environmental and Social Corporate Manager, Michael Sheehan to the role of Business Unit Manager for Turkey, and Chris Spurway to Business Unit Manager for Australia and the Asia-Pacific region. These management appointments reflect EMX’s commitment to executing the prospect generation business model with a foundation of excellence in corporate governance, regulatory compliance, social and environmental responsibility, and exploration program management.

Jan Steiert brings a wealth of professional accomplishments and expertise in mining and natural resource law to EMX. Previously, she was Senior Vice President, General Counsel at Electrum Ltd., a privately-held global gold exploration company. Prior to that, Jan was a partner at the law firm of Holme Roberts & Owen LLP (now Bryan Cave HRO) in Denver, Colorado where she practiced law for 28 years. While in private practice, Jan counseled clients, including major international mining companies such as Newmont Mining, Apex Silver and Royal Gold, on mining law in the United States and internationally. She is the immediate Past President of the Rocky Mountain Mineral Law Foundation, where she served for many years as a Trustee, a past president of the Colorado Bar Association Section on Energy and Natural Resources Law, a past chair of the Denver chapter of International Mining Professionals Society, a past member of Advisory Board of the University of Colorado Natural Resources Law Center and a past University of Denver Distinguished Natural Resources Practitioner. During her period in private practice, she was listed for many years in The Best Lawyers in America and Who’s Who of Mining Lawyers. Jan is a member of the Colorado Bar and holds an A. B. from the University of Michigan and a law degree from the University of Colorado at Boulder.

Jim Stinson is transitioning from Commercial Director for the Company to the new role of Environmental and Social Corporate Manager. Jim has over 30 years of diversified experience in the exploration and mining industry ranging from early stage exploration through mine closure, including resettlement experience and community development work in Africa and development of the Company’s community engagement policies for its worldwide operations. Before joining the EMX in 2006, he worked with Newmont Mining Corporation for 18 years where he was responsible for commercial negotiations and land acquisition in multiple national and international settings. Jim has excelled at integrating his business and commercial skills with community development priorities to help build economically and socially sustainable exploration and mining projects.

Michael Sheehan is the new Business Unit Manager for EMX’s programs in Turkey, and is taking on this position from Dr. Mesut Soylu. Mesut was an original member of the EMX team, and the Company thanks him for the years of excellent service that resulted in the discovery or acquisition of key Company assets that include the Akarca and Sisorta projects, as well as the Balya royalty property. The reassignment of Mike from his current position as EMX’s Technical Services Manager to Turkey not only reflects his accomplishments as an exploration geologist, but also highlights the importance that the Company places on the program and projects in Turkey. Mike has over 18 years of international experience in mineral exploration, and earned a B.Sc. in Geological Engineering and a M.Sc. in Geology from the Colorado School of Mines.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com
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Chris Spurway has succeeded David Royle as EMX’s Business Unit Manager for Australia and the Asia-Pacific. David quickly established EMX’s newest business unit, including acquisition of the Koonenberry gold project in New South Wales, Australia. He will continue on with the Company as a senior advisor on global business development opportunities. Chris has been EMX’s Koonenberry project manager, and his new responsibilities now include management of all exploration programs and business development initiatives in the region. His 20 years of industry experience includes mineral exploration management, resource definition, mining, and strategic development in Australia, South America, and Canada. Chris holds a B.Sc. with honors in geology from the University of Sydney.

EMX’s team of exploration and mining professionals is at the core of the Company’s prospects for ongoing success. EMX’s exploration partners, which include Newmont Mining Corporation, Antofagasta S.A., Vale Exploration Canada, and Freeport-McMoRan, are investing and building value on the Company’s property portfolios in Haiti, Sweden, and the western U.S. Further, EMX has cash and marketable securities, as well as royalty cash flows that ensure the Company’s sustainable growth into the future.

Other Company News. EMX also announces that it intends to issue a one time performance bonus of CAD$30,000 to a consultant of the Company. The bonus will be paid in common shares of the Company, subject to regulatory approval, and will be subject to restrictions on transfer for a period of four months from issuance.

About EMX. Eurasian is a global gold and copper exploration company utilizing a partnership business model to explore the world’s most promising and underexplored mineral belts. Eurasian generates wealth via grassroots prospect generation, strategic acquisition and royalty growth.

For further information contact:

David M. Cole	Valerie Barlow
President and Chief Executive Officer	Corporate Secretary
Phone: (303) 979-6666	Phone: (604) 688-6390
Email: dave@EurasianMinerals.com	Email: valerie@EurasianMinerals.com
Website: www.EurasianMinerals.com

The NYSE MKT, TSX Venture Exchange and the Investment Industry Regulatory Organization of Canada do not accept responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement

This news release may contain “forward looking statements” that reflect the Company’s current expectations and projections about its future results. When used in this news release, words such as “estimate,” “intend,” “expect,” “anticipate,” “will” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause Eurasian’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, expectations of project funding by joint venture partners and other factors.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com
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Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company’s MD&A for the six-month period ended June 30, 2012 (the “MD&A”) and most recently filed Annual Information Form for the nine-month period ended December 31, 2011 (the “AIF”), actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC’s EDGAR website at www.sec.gov.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com
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